EXHIBIT 99.1

Precision Drilling Corporation Announces Filing of Annual Disclosure Documents

CALGARY, Alberta, March 05, 2019 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision”) announced that it has filed its annual disclosure documents with the securities commissions in each of the provinces of Canada and the United States Securities and Exchange Commission (“SEC”).

Precision’s 2018 Annual Report contains the audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2018.  Precision’s financial results for the year ended December 31, 2018 were previously released on February 14, 2019.

The Annual Report and Precision’s Annual Information Form have been filed on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) and on Form 40-F on the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system.

The documents described above are also available on Precision’s website at www.precisiondrilling.com or by emailing Precision at info@precisiondrilling.com.

Precision’s 2019 Annual General Meeting of Shareholders will be held at 1:00 p.m. MDT on Friday, May 3, 2019 at Suite 410, 525 - 8th Avenue S.W., Calgary, Alberta T2P 1G1.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer
713.435.6111

Ashley Connolly, Manager, Investor Relations
403.716.4725

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com